[Company Letterhead]



VIA EDGAR


September 20, 2006


Delivered via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC  20549

         Attn:    Mr. David Mittelman

         Re:      FTS Group, Inc.
                  Proxy Materials on Schedule 14A
                  File Number 0-24829

Dear Mr. Mittelman:

      In connection with responding to the Staff's comments regarding the filing of our Proxy Materials, we acknowledge that:

      o we are responsible for the accuracy and adequacy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose us from taking any action with respect to the filing; and

      o we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      If you have further questions or comments, please feel free to contact Amy Trombly at (617) 243-0060. We are happy to cooperate in any way we can.

                                  Regards,

                                  /s/ Scott Gallagher
                                  -------------------
                                  Scott Gallagher
                                  Chief Executive Officer
                                  FTS Group, Inc.



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